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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   (Original)



                         Individual Investor Group, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                           (Title Class of Securities)


                                    455907105
                                 (CUSIP Number)

                               Wise Partners, L.P.
                               c/o Peter M. Ziemba
                            Graubard Mollen & Miller
                          600 Third Avenue, 31st Floor
                            New York, New York 10016
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No.   455907105                                     Page 2 of 7 Pages
----------------------------                         ---------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Wise Partners, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
                                                                    (a)|_|
                                                                    (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   BK - Bank Funds
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Delaware
--------------------------------------------------------------------------------
                    |        7        SOLE VOTING POWER
                    |
                    |                     521,291
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |        8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |
           EACH     |-----------------------------------------------------------
         REPORTING  |        9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                     521,291
                    |-----------------------------------------------------------
                    |        10       SHARED DISPOSITIVE POWER
                    |
                    |
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   521,291
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 7 Pages

Item 1.             Securities and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value, of Individual Investor Group, Inc. ("Company"), a Delaware corporation, whose principal executive offices are located at 1633 Broadway, 38th Floor, New York, New York 10019.


Item 2.             Identity and Background

     This statement is filed on behalf of Wise Partners, L.P., a limited partnership organized and existing under the laws of the State of Delaware ("Partnership"). The Partnership's business address is c/o Mr. Jonathan L. Steinberg, 1633 Broadway, 38th Floor, New York, New York 10019. The Partnership is in the business of making investments in privately and publicly held companies for investment purposes.

     Mr. Jonathan L. Steinberg is the general partner of the Partnership. Mr. Steinberg's business address is 1633 Broadway, 38th Floor, New York, New York 10019. Mr. Steinberg's principal occupation is that of the Chief Executive Officer and Chairman of the Board of the Company. The Company is a Delaware corporation engaged in the financial information business, including the publication of Individual Investor, Special Situations Report and Ticker, and providing investment management services to private investment funds through wholly-owned subsidiaries. Mr. Steinberg is a citizen of the United States.

     Neither the  Partnership  nor Mr. Jonathan L. Steinberg have been convicted
in  any  criminal   proceeding   (excluding   traffic   violations   or  similar
misdemeanors) during the last five years.

     Neither the Partnership nor Mr. Jonathan L. Steinberg have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.


Item 3.  Source and Amount of Funds or Other Consideration

         The Partnership acquired 31,496 shares of Common Stock on June 30, 1997, and 489,795 shares of Common Stock on December 31, 1997, directly from the Company, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2). The price per share paid on June 30, 1997, was $7.93 and on December 31, 1997, was $6.125, the closing ask price of the Common Stock as reported by the Nasdaq Stock Market on the day preceding such dates. The funds used to acquire the Common Stock was the bank funding described in Item 6.

                               Page 3 of 7 Pages

Item 4.           Purpose of Transactions

         The Partnership acquired record ownership of 521,291 shares of Common Stock as an investment. Mr. Jonathan L. Steinberg, the General Partner of the Partnership, is also the Chief Executive Officer and a Director of the Company. Although Mr. Jonathan Steinberg in his capacity as the Chief Executive Officer of and a Director of the Company, may be involved in the consideration of various proposals considered by the Board of Directors of the Company, the Partnership has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

         Except to the extent that Mr. Jonathan Steinberg, the Chief Executive Officer and a Director of the Company, may be involved in the consideration of various proposals considered by the Board of Directors of the Company, he has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


                                Page 4 of 7 Pages

Item 5.           Interest in Securities of the Issuer

         The Partnership is the record owner of 521,291 shares of Common Stock This represents a beneficial ownership equal to 7.3% of the outstanding Common Stock of the Company. Mr. Jonathan L. Steinberg, as the general partner of the Partnership, has sole power to vote and dispose of the above shares of Common Stock. Mr. Saul Steinberg, the father of Mr. Steinberg, is a limited partner of the Partnership, and because of his equity interest in the Partnership as a limited partner, he is the only other person known to have the right to receive dividends or proceeds from the sale of the 521,291 shares of Common Stock owned of record by the Partnership.

         The Partnership acquired 489,795 shares of Common Stock on December 31, 1997 from the Company in an exempt transaction under the Securities Act of 1933, as amended, at a price per share of $6.125, the closing ask price of the Common Stock as reported by the Nasdaq Stock Market on December 30, 1997.

          Mr. Jonathan Steinberg the General Partner of the Partnership beneficially owns 1,882,968 shares of Common Stock, which represents 24.8% of the outstanding Common Stock of the Company. Of the 1,882,968 shares of Common Stock, 900,010 shares of Common Stock are owned of record by Mr. Jonathan Steinberg, 521,291 shares of Common Stock are owned of record by the Partnership and are beneficially owned by Mr. Jonathan Steinberg and 461,667 shares of Common Stock are subject to options currently exercisable by Mr. Jonathan Steinberg.


Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

          On December 30, 1997, the Partnership entered into a Demand Grid Note ("1997 Note") and Guaranty and Security Agreement ("1997 Security Agreement") with Republic National Bank of New York ("Republic"). The 1997 Note permits the Partnership to borrow, from time to time, an aggregate of $9,000,000. Interest is payable on the unpaid principal of the 1997 Note, monthly, in arrears at the reference rate of Republic, and the principal is payable upon demand by Republic. As partial security for the 1997 Note, pursuant to the 1997 Security Agreement, Mr. Jonathan L. Steinberg pledged an aggregate of 55,000 shares of Common Stock of the Company owned of record by him and Mr. Saul Steinberg pledged an aggregate of 500,000 shares of Common Stock of the Company owned of record by him. In addition, under the 1997 Security Agreement, Republic would have the right to foreclose upon an additional 845,000 shares of Common Stock owned of record by Mr. Jonathan L. Steinberg and previously pledged to Republic by Mr. Jonathan L. Steinberg under a Demand Grid Note and Continuing General Security Agreement, each dated December 16, 1994. In the event of a default under the 1997 Note and 1997 Security Agreement, Republic may exercise all the voting rights and foreclose upon and publicly or privately sell the shares of Common Stock of the Company pledged by Mr. Jonathan L. Steinberg and Mr. Saul Steinberg. None of the shares of Common Stock of the Company owned of record by the Partnership are pledged to Republic in respect of the 1997 Note.





                                Page 5 of 7 Pages

Item 7.           Materials to be Filed as Exhibits

                  (10.1) Stock Purchase Agreement, dated June 30, 1997, between the Company and Wise Partners, L.P. (Incorporated by reference from Exhibit 10.3 of the Quarterly Report on Form 10-QSB for the period ended June 30, 1997 of the Company.)

                  (10.2) Stock Purchase Agreement, dated December 30, 1997, between the Company and Wise Partners, L.P. (Incorporated by reference from Exhibit 10.6 of Amendment No.6 to the Schedule 13d filed by Jonathan L. Steinberg on January 13, 1998 in respect of shares of Common Stock of the Company.)

                  (10.3) Demand Grid Note, dated December 30, 1997, between Wise Partners, L.P. and Republic National Bank of New York. (Incorporated by reference from Exhibit
                             10.8 of Amendment No.6 to the Schedule 13d filed by Jonathan L. Steinberg on January 13, 1998 in respect of shares of Common Stock of the Company.)

                  (10.4) Guaranty and Security Agreement, dated December 30, 1997, between Wise Partners, L.P. and Republic National Bank of New York (Incorporated by reference from Exhibit 10.9 of Amendment No.6 to the Schedule 13d filed by Jonathan L. Steinberg on January 13, 1998 in respect of shares of Common Stock of the Company.)


                                Page 6 of 7 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 16, 1998

                                      WISE PARTNERS, L.P.

                                      BY: /S/ Jonathan L. Steinberg
                                         --------------------------------------
                                         Jonathan L. Steinberg, General Partner


                                Page 7 of 7 Pages